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Exhibit 2

Second Quarter Report 2007

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported second quarter net income of $37.8 million, or $0.28 per share, compared to net income of $37.1 million, or $0.32 per share, in the second quarter of 2006. Gold production in the second quarter of 2007 was 56,392 ounces compared to 55,966 ounces in the second quarter of 2006. Cash provided from operating activities was $79.8 million in the second quarter of 2007 compared to $48.1 million in the prior year's second quarter. For the year to date, net earnings were $62.7 million, or $0.49 per share, compared to a net income of $74.3 million, or $0.67 per share, in the first six months of 2006. Over the same periods, operating cash flow increased to $135.9 million in 2007 from $67.8 million in 2006.

        Second quarter ore processed was up 3.5% to 679,765 tonnes from 656,902 tonnes in 2007 compared to the same period in 2006. Year to date ore processed was up 2.5% to 1,351,249 tonnes from 1,318,430 tonnes in the first six months of 2007 compared to the same period in 2006.

        The table below summarizes the key variances in net income for the second quarter of 2007 from the net income reported for the same periods in 2006.

(millions of dollars)	Second Quarter	Year to Date
Decrease in gold revenue	$(2.7)	$(7.3)
Decrease in copper and silver revenues	(6.7)	3.4
Increase in zinc revenue	0.3	4.9
Gain on base metal contracts	4.9	6.2
Gain on sale of available-for-sale securities	1.0	(18.7)
Increase in amortization	(1.0)	(1.9)
Stronger Canadian dollar	(1.5)	(3.3)
Higher Production Costs	(5.7)	(6.9)
Decreased income and mining and federal capital taxes	16.8	13.2
Corporate costs and other	(4.7)	(1.2)

Net positive (negative) variance	$0.7	$(11.6)

        In the second quarter of 2007, revenues from mining operations decreased to $117.9 million from $126.9 million in the second quarter of 2006. For the year to date, revenues from mining operations increased to $218.7 million from $217.5 million in the first six months of 2006. Decreased sales volume for all metals, except for copper, in the second quarter compared to the same period in 2006, accounted for the decline in revenues.

        The gain on sale of available-for-sale securities increased in the second quarter of 2007 compared to the second quarter of 2006 since the Company liquidated a portion of its portfolio resulting in a gain before taxes of $1.3 million. Year to date, the gain on sale of available-for-sale securities decreased to $3.2 million from $21.9 million since the Company liquidated a substantial portion of its portfolio in the first six months of 2006.

        In the second quarter of 2007, total cash costs per ounce increased to $(699) per ounce of gold produced from $(975) per ounce in the second quarter of 2006. The main driver leading to the increase in total cash costs for the quarter was higher minesite costs, a stronger Canadian dollar and lower byproduct metal revenue in the second quarter of 2007.

        Minesite costs per tonne increased to C$71 in the second quarter of 2007 from C$61 in the second quarter of 2006 since production costs increased by 20% to $42.8 million from $35.6 million. Unit costs increased mainly due to the processing of significant Bousquet stockpile ore, while total production costs were also negatively affected by a substantially stronger Canadian dollar. Year to date production costs increased by 15% to $79.0 million from $68.8 million due to the same facts.

        Exploration expenditures amounted to $9.0 million during the second quarter of 2007 compared to $6.8 million in the second quarter of 2006. Year to date exploration expenditures increased by $2.6 million to $14.9 million from $12.3 million. The increase in the second quarter is mainly attributable to expanded exploration activities in Canada, Finland and Mexico.

        General and administrative expenditures were $2.3 million higher in the second quarter of 2007 and $5.9 million higher in the first half of 2007 compared to the same periods in 2006. The increases are primarily due to increased stock options expense.

        On February 14, 2007, the Company signed an agreement with Cumberland Resources Ltd. ("Cumberland") under which the Company agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by the Company. The Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis.

        As of June 30, 2007, 67,709,867 common shares of Cumberland had been validly deposited pursuant to the offer. All conditions of the offer have now been complied with. The Company have taken up and accepted for payment all Cumberland shares tendered which together with the Cumberland shares owned by the Company represent approximately 92.5% of the outstanding Cumberland shares on a fully-diluted basis. Also as of June 30, 2007, a total of 12,543,032 of the Company's shares were issued for the acquisition resulting in an increase of $486.8 million in common shares issued. The total purchase price as of June 30, 2007 amounted to $527.2 million which was allocated to various balance sheet accounts, mainly Property, plant and mine development.

        As of July 8, 2007, the Company acquired the remaining outstanding shares of Cumberland through a compulsory acquisition.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30 2007	Six months ended June 30, 2006
Production costs per Consolidated Statements of Income	$42,810	$35,567	$78,988	$68,754
Adjustments:
Byproduct revenues	(78,745)	(85,188)	(141,489)	(133,227)
Inventory adjustment(i)	(3,210)	(4,833)	6,683	(5,337)
Non-cash reclamation provision	(280)	(112)	(544)	(217)

Cash operating costs	$(39,425)	$(54,566)	$(56,362)	$(70,027)

Gold production (ounces)	56,392	55,966	114,980	120,201

Total cash costs (per ounce)(ii)	$(699)	$(975)	$(490)	$(583)

(thousands of dollars, except where noted)	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Production costs per Consolidated Statements of Income	$42,810	$35,567	$78,988	$68,754
Adjustments:
Inventory adjustments(iii)	1,401	153	4,895	1,562
Non-cash reclamation provision	(280)	(112)	(544)	(217)

Minesite operating costs (US$)	43,931	$35,608	83,339	$70,099

Minesite operating costs (C$)	48,037	$39,973	90,719	$79,438

Tonnes of ore milled (000's tonnes)	679	657	1,351	1,318

Minesite costs per tonne (C$)(iv)	$71	$61	$67	$60

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company is targeting gold production of approximately 240,000 ounces in 2007 with total cash costs expected to be negative, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

        At June 30, 2007, Agnico-Eagle's cash, cash equivalents and short-term investments balance was $495.3 million, of which short-term investments were nil, while working capital was $575.7 million. At December 31, 2006, the Company had $458.6 million in cash, cash equivalents and short-term investments of which short-term investments were $170.0 million, and $550.9 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As of June 30, 2007, there were no short-term investments.

        Cash provided by operating activities was $79.8 million in the second quarter of 2007 compared to $48.1 million in the second quarter of 2006. For the first six months of 2007, cash flow provided by operating activities was $135.9 million compared to $67.8 million for the same period of 2006. Cash provided by operating activities for the second quarter of 2007 was positively impacted by positive changes in working capital balances.

        For the three months ended June 30, 2007, capital expenditures were $106.4 million compared to $33.5 million in the three months ended June 30, 2006. The significant increase is mainly attributable to the increased capital expenditures on Meadowbank, the LaRonde depth extension, Goldex, Kittila and Pinos Altos. All of these increased capital expenditures are in line with the Company's primary objective of growth. For the full year, forecasted capital expenditures are now estimated to be over $400 million.

        During April 2007, the Company acquired Cumberland Resources. As a result, $96.0 million of cash and cash equivalents were acquired from Cumberland Resources. The Company's treasury policies were applied to these acquired cash balances.

        The Company currently has $300 million in undrawn credit lines. Although there are currently no amounts drawn on the $300 million credit facility, the amount available under the facility is reduced by outstanding letters of credit to approximately $288 million. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Income and cash flows
LaRonde Mine
Revenues from mining operations	$117,935	$126,872	$218,665	$217,453
Production costs	42,810	35,567	78,988	68,754

Gross profit (exclusive of amortization shown below)	$75,125	$91,305	$139,677	$148,699
Amortization	7,094	6,108	14,022	12,105

Gross profit	$68,031	$85,197	$125,655	$136,594

Net income for the period	$37,809	$37,092	$62,731	$74,282
Net income per share (basic)	$0.28	$0.32	$0.49	$0.67
Net income per share (diluted)	$0.27	$0.31	$0.48	$0.65
Cash provided by operating activities	$79,832	$48,095	$135,898	$67,806
Cash provided by (used in) investing activities	$(25,242)	$(5,578)	$(65,506)	$(56,547)
Cash provided by (used in) financing activities	$1,853	$246,449	$(8,810)	$291,905
Weighted average number of common shares outstanding — basic (in thousands)	133,788	114,434	127,473	110,281
Tonnes of ore milled	679,765	656,902	1,351,249	1,318,430
Head grades:
Gold (grams per tonne)	2.82	2.89	2.91	3.10
Silver (grams per tonne)	68.60	78.20	76.40	77.60
Zinc	3.44%	4.27%	3.57%	4.03%
Copper	0.32%	0.33%	0.35%	0.37%
Recovery rates:
Gold	91.54%	91.35%	91.09%	91.65%
Silver	87.40%	87.70%	87.41%	87.10%
Zinc	87.60%	87.20%	86.40%	87.00%
Copper	86.40%	81.10%	85.50%	82.60%
Payable production:
Gold (ounces)	56,392	55,966	114,980	120,201
Silver (ounces in thousands)	1,135	1,247	2,532	2,474
Zinc (tonnes)	17,462	20,787	35,406	39,250
Copper (tonnes)	1,689	1,590	3,680	3,643
Payable metal sold:
Gold (ounces)	57,366	60,966	114,124	130,643
Silver (ounces in thousands)	1,153	1,185	2,777	2,375
Zinc (tonnes)	16,460	20,621	34,227	38,799
Copper (tonnes)	1,988	1,616	3,966	3,654
Realized prices:
Gold (per ounce)	$683	$687	$676	$646
Silver (per ounce)	$13.28	$13.06	$13.60	$11.94
Zinc (per tonne)	$3,950	$3,786	$3,352	$3,249
Copper (per tonne)	$7,008	$14,901	$6,549	$9,833
Total cash costs (per ounce):
Production costs	$759	$636	$687	$572
Less: Net byproduct revenues	(1,396)	(1,523)	(1,230)	(1,109)
Inventory adjustments	(57)	(86)	58	(44)
Accretion expense and other	(5)	(2)	(5)	(2)

Total cash costs (per ounce)	$(699)	$(975)	$(490)	$(583)

Minesite costs per tonne milled (C$)	$71	$61	$67	$60

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operations	$58,608	$71,392	$90,581	$126,872	$108,798	$138,381	$100,730	$117,935
Production costs	32,548	33,576	33,187	35,567	36,456	38,543	36,178	42,810

Gross profit (exclusive of amortization shown below)	$26,060	$37,816	$57,394	$91,305	$72,342	$99,838	$64,552	$75,125
Amortization	6,276	6,592	5,997	6,108	6,119	7,031	6,928	7,094

Gross profit	$19,784	$31,224	$51,397	$85,197	$66,223	$92,807	$57,624	$68,031

Net income for the period	$2,057	$11,695	$37,190	$37,092	$45,203	$41,852	$24,922	$37,809
Net income per share (basic)	$0.02	$0.13	$0.35	$0.32	$0.38	$0.35	$0.21	$0.28
Net income per share (diluted)	$0.02	$0.13	$0.34	$0.31	$0.37	$0.34	$0.20	$0.27
Cash provided by operating activities	$11,151	$24,621	$19,711	$48,095	$73,945	$84,501	$56,066	$79,832
Cash provided by (used in) investing activities	$(42,467)	$(31,635)	$(50,969)	$(5,578)	$(185,498)	$(57,378)	$90,748	$(25,242)
Cash provided by (used in) financing activities	$9,431	$2,433	$45,456	$246,449	$2,268	$4,406	$(10,663)	$1,853
Weighted average number of common shares outstanding (basic — in thousands)	86,638	97,127	106,127	114,434	120,386	120,897	121,159	133,788

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2007	As at December 31, 2006
ASSETS
Current
Cash and cash equivalents	$495,334	$288,575
Short-term investments	—	170,042
Metals awaiting settlement	76,511	84,987
Inventories:
Ore stockpiles	5,142	2,330
Concentrates	6,841	3,794
Supplies	15,311	11,152
Other current assets	66,305	61,953

Total current assets	665,444	622,833
Other assets	15,317	7,737
Future income and mining tax assets	15,957	31,059
Property, plant and mine development	1,714,628	859,859

	$2,411,346	$1,521,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$71,961	$42,538
Dividends payable	647	15,166
Income taxes payable	17,121	14,231

Total current liabilities	89,729	71,935

Reclamation provision and other liabilities	32,392	27,457

Future income and mining tax liabilities	458,789	169,691

Minority Interest	10,195	—

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 133,834,169 (December 31, 2006 — 121,025,635) (note 5)	1,724,496	1,230,654
Stock options (note 6)	21,348	5,884
Warrants	15,715	15,723
Contributed surplus	15,128	15,128
Retained earnings	61,259	3,015
Accumulated other comprehensive loss	(17,705)	(17,999)

Total shareholders' equity	1,820,241	1,252,405

	$2,411,346	$1,521,488

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
REVENUES
Revenues from mining operations	$117,935	$126,872	$218,665	$217,453
Interest and sundry income	6,071	3,125	11,345	4,605
Gain on sale of available-for-sale securities (note 7)	1,337	339	3,202	21,913

	125,343	130,336	233,212	243,971
COSTS AND EXPENSES
Production	42,810	35,567	78,988	68,754
Loss on derivative financial instruments (note 9)	(299)	4,614	5,829	12,045
Exploration and corporate development	9,037	6,818	14,866	12,335
Equity loss in junior exploration companies	—	233	—	317
Amortization	7,094	6,108	14,022	12,105
General and administrative	7,623	5,275	16,676	10,819
Provincial capital tax	1,438	344	2,500	897
Interest	970	217	1,721	1,574
Foreign currency loss	8,045	6,650	6,778	8,518

Income before income, mining and federal capital taxes	48,625	64,510	91,832	116,607
Income and mining tax expense	10,816	27,418	29,101	42,325

Net income for the period	$37,809	$37,092	$62,731	$74,282

Net income per share — basic	$0.28	$0.32	$0.49	$0.67

Net income per share — diluted	$0.27	$0.31	$0.48	$0.65

Weighted average number of shares outstanding (in thousands)
Basic	133,788	114,434	127,473	110,281
Diluted	138,056	117,817	131,741	113,664
Comprehensive income:
Net income for the period	$37,809	$37,092	$62,731	$74,282

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	(5,316)	(571)	1,406	1,572
Adjustments for derivative instruments maturing during the period	406	(1,033)	812	(1,577)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	(336)	(153)	(1,918)	(12,180)
Amortization of unrecognized loss on pension liability	(4)	—	(8)	—
Tax effect of other comprehensive income (loss) items	1	428	2	343

Other comprehensive income (loss) for the period	(5,249)	(1,329)	294	(11,842)

Total comprehensive income for the period	$32,560	$35,763	$63,025	$62,440

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Retained earnings (deficit)
Balance, beginning of period	$23,450	$(107,344)	$3,015	$(138,697)
FIN 48 adjustment (note 3)	—	—	(4,487)	—
Stockpile inventory adjustment, net of tax	—	—	—	(5,837)
Net income for the period	37,809	37,092	62,731	74,282

Balance, end of period	$61,259	$(70,252)	$61,259	$(70,252)

Accumulated other comprehensive loss
Balance, beginning of period	$(12,456)	$(7,190)	$(17,999)	$3,323
Other comprehensive income (loss) for the period	(5,249)	(1,329)	294	(11,842)

Balance, end of period	$(17,705)	$(8,519)	$(17,705)	$(8,519)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Operating activities
Net income for the period	$37,809	$37,092	$62,731	$74,282
Add (deduct) items not affecting cash:
Amortization	7,094	6,108	14,022	12,105
Future income and mining taxes	5,931	20,133	22,261	31,835
Unrealized loss on derivative contracts	(705)	1,433	5,018	8,116
Gain on sale of available-for-sale securities	(1,337)	(339)	(3,202)	(21,913)
Stock option expense	1,974	1,131	6,780	3,639
Amortization of deferred costs and other	17,099	4,839	16,742	4,185
Changes in non-cash working capital balances
Metals awaiting settlement	(1,331)	(31,652)	8,476	(40,560)
Income taxes payable	(301)	6,969	2,890	10,258
Other taxes recoverable	(6,376)	(46)	(3,207)	3,940
Inventories	(3,417)	(238)	(6,008)	(2,389)
Other current assets	(1,773)	(1,355)	(8,826)	(4,260)
Accounts payable and accrued liabilities	25,165	4,020	18,221	(9,189)
Interest payable	—	—	—	(2,243)

Cash provided by operating activities	79,832	48,095	135,898	67,806

Investing activities
Additions to property, plant and mine development	(106,416)	(33,533)	(169,390)	(54,508)
Purchase of gold derivatives (note 9)	—	—	(15,875)	—
Acquisition of Pinos Altos property	—	—	—	(32,500)
Acquisition of Cumberland Resources Ltd., net of cash acquired of $96,043 (note 9)	85,581	—	84,207	—
Recoverable Value Added Tax on acquisition of Pinos Altos property	—	—	9,750	(9,750)
Decrease in short-term investments	—	18,507	170,042	27,523
Proceeds on sale of available-for-sale securities and other	507	363	3,470	32,382
Purchases of available-for-sale securities	(4,914)	—	(8,179)	—
Purchase of Stornoway debentures	—	—	(8,519)	—
Decrease in restricted cash	—	9,085	—	(19,694)

Cash provided by (used) in investing activities	(25,242)	(5,578)	65,506	(56,547)

Financing activities
Dividends paid	—	—	(13,406)	(3,166)
Short-term debt	—	3,968	—	7,232
Proceeds from common shares issued	1,853	254,769	4,596	302,456
Share issue costs	—	(12,288)	—	(14,617)

Cash provided by (used in) financing activities	1,853	246,449	(8,810)	291,905

Effect of exchange rate changes on cash and cash equivalents	11,276	(812)	14,165	(846)

Net increase in cash and cash equivalents during the period	67,719	288,154	206,759	302,318
Cash and cash equivalents, beginning of period	427,615	75,319	288,575	61,155

Cash and cash equivalents, end of period	$495,334	$363,473	$495,334	$363,473

Other operating cash flow information:
Interest paid during the period	$540	$45	$1,129	$3,319

Income, mining and capital taxes paid during the period	$3,112	$484	$3,137	$968

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2007

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2007 and the results of operations and cash flows for the three and six months ended June 30, 2007 and 2006.

  Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2006 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2006.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2006 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

  Agnico-Eagle Mines Limited ("Agnico-Eagle" or "the Company") adopted FASB Interpretation No. 48 on January 1, 2007 and as a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefits.

4.     LONG-TERM DEBT

  During the first quarter of 2006, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

5.     CAPITAL STOCK

  For the second quarter of 2007 and 2006, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2007 were exercised:

Common shares outstanding at June 30, 2007	133,834,169
Employees' stock options	3,629,850
Warrants	6,892,530

144,356,549

  During the six-month period ended June 30, 2007, 137,040 (2006 — 962,150) employee stock options were exercised for cash of $2.2 million (2006 — $14.4 million) and 1,325,000 (2006 — 1,232,000) options were granted with a weighted average exercise price of C$47.18 (2006 — C$24.52).

  During the first quarter of 2006, the Company closed two private placements from treasury for a total of 1,226,000 flow-through shares for total proceeds of $35 million. The funds were raised in three tranches during February and March 2006. Effective December 31, 2006, the Company renounced an equivalent amount of tax deductions from its exploration program expenditures to the investors.

  In addition, during June 2006 the Company closed a public offering of 8,455,000 common shares for net proceeds of $238 million after expenses of the offering of $12 million.

  The following table illustrates the changes in share capital for the six months ended June 30, 2007:

	Shares	Amount
Balance, beginning of period	121,025,635	$1,230,654
Shares issued under Employee Stock Option Plan	137,040	2,743
Shares issued under Incentive Share Purchase Plan	92,442	3,340
Shares issed under Dividend Reinvestment Plan	32,550	932
Shares issued on exercise of warrants	3,470	74
Shares issued for acquisition of Cumberland (note 9)	12,543,032	486,753

Balance, end of period	133,834,169	$1,724,496

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Six months ended June 30, 2007
	# of Options	Weighted average exercise price
Outstanding, beginning of period	2,478,790	C$	19.55
Granted	1,325,000	C$	47.18
Exercised	(137,040)	C$	18.37
Cancelled	(36,900)	C$	19.09

Outstanding, end of period	3,629,850	C$	29.69

Options exercisable at end of period	1,757,850	C$	23.66

  For the first six months of 2007 and 2006, Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.01%	3.91%
Expected life of options (in years)	2.5	2.5
Expected volatility of Agnico-Eagle's share price	37.5%	48.7%
Expected dividend yield	0.29%	0.12%

7.     GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

  During the quarter, the Company received proceeds of $1.8 million from the sale of certain available-for-sale securities and recognized a gain before taxes of $1.3 million.

  During the first half of 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in proceeds of $32.2 million and a gain before taxes of $21.9 million.

8.     RELATED PARTY TRANSACTIONS

  On January 26, 2007, the Company entered into a note assignment agreement with Stornoway Diamond Corporation ("Stornoway"). The agreement resulted in Stornoway acquiring the C$4.0 million loan payable to the Company by Contact Diamond Corporation in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

  In addition, during the first quarter 2007 the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election.

9.     ACQUISITIONS

  Cumberland Resources Ltd.

  On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland Resources Ltd. ("Cumberland") under which the Company and Agnico Acquisition (the "Offeror") agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. The Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the offer, each Cumberland share was to be exchanged for 0.185 common share of Agnico-Eagle. Cumberland owns 100% of the Meadowbank gold project, located in Nunavut, Canada.

  As of April 30, 2007, 67,709,867 common shares of Cumberland had been validly deposited pursuant to the Offer. The Offerors have taken up and accepted for payment all Cumberland shares tendered which together with the Cumberland shares owned by the Offerors represent approximately 92.5% of the outstanding Cumberland shares on a fully-diluted basis. The Offerors acquired all Cumberland shares not tendered to the Offer on or before the expiry date, by way of a compulsory acquisition (see note 12).

  The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

  The purchase price, before transaction costs, amounted to $486.8 million which was paid through the issuance of 12,543,032 shares of the Company.

Shares Issued
Total issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958

Total shares issued	12,543,032

  In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. Both derivative positions were eventually extinguished in late June 2007.

  The allocation of the total purchase price for the 92.5% owned by the Offerors as of April 30, 2007 to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$486,753
Share of Cumberland previously acquired for cash	9,637

Fair value of options and warrants acquired	18,956

Transaction costs	11,836

Total purchase price to allocate	$527,182

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704

Property, plant and equipment	40,238
Other net liabilities	(1,399)
Mineral properties	670,452
Minority interest	(9,041)
Future income tax liability	(254,772)

Total purchase price	$527,182

  The purchase price allocation for this acquisition is preliminary and adjustments will occur as a result of the acquisition of the untendered shares (see note 12) and may occur as a result of obtaining more information regarding the asset valuations and liabilities assumed.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Cumberland described above had occurred as of Jan 1, 2006 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Pro forma net income	$32,970	$31,912	$47,779	$68,258
Pro forma income per share — basic	$0.23	$0.25	$0.34	$0.56

  Pinos Altos Project

  In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital.

  Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. On March 15, 2006, Agnico-Eagle paid Peñoles $32.5 million in cash and 2,063,635 common shares to close the agreement and obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

  The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

10.   INCOME TAXES

  The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefits in the current quarter. Taxation years from 1998 onward are still open for examination by the tax authorities.

11.   CONTINGENCIES

  The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter.

12.   SUBSEQUENT EVENTS

  Subsequent to period-end, Agnico-Eagle Mines Limited's wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation, completed the compulsory acquisition of 6,624,271 common shares of Cumberland Resources Ltd ("Cumberland") not acquired pursuant to the take-over bid initiated on March 12, 2007. The purchase price of these shares was $49.8 million and settled through the issuance of 1,225,478 common shares of Agnico-Eagle. Cumberland is now a wholly-owned indirect subsidiary of Agnico-Eagle.

13.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

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AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
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AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
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